Exhibit 99.81

December 10, 2020	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENTHUSIAST GAMING HOLDINGS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		December 15, 2020
Record Date for Voting (if applicable) :		December 15, 2020
Beneficial Ownership Determination Date :		December 15, 2020
Meeting Date :		January 20, 2021
Meeting Location (if available) :		Virtual Meeting
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON CLASS	29385B109		CA29385B1094

Sincerely,

Computershare
Agent for ENTHUSIAST GAMING HOLDINGS INC.